1020 Petersburg Road
Hebron, KY  41048
Phone:  859.586.0600

December 18, 2008

Securities and Exchange Commission
Attention:  Mark Kronforst, Accounting Branch Chief
100 F. Street, N.E.
Washington, DC 20549

Re:          Pomeroy IT Solutions, Inc.
File No. 000-20022

Dear Mr. Kronforst:

Pomeroy IT Solutions, Inc., a Delaware corporation (the “Company” or “Pomeroy”), hereby submits the additional responses set forth below to your follow-up Comment Letter (the “Comment Letter”), dated December 4, 2008 (postmarked December 9, 2008 and received by the Company on December 11, 2008), pertaining to the Company’s Form 10-K for the Fiscal Year Ended January 5, 2008.  The Company appreciates that the Commission’s comments are designed to assist the Company in providing more meaningful disclosure to the investment community.

Our responses set forth below correspond to the numbered comments in the Comment Letter.  For your convenience, we have included your original comment from the Comment Letter followed by the Company’s response.

Form 10-K for the Fiscal Year Ended January 5, 2008

1.
We have read your responses to prior comments 1 and 3 and we do not concur with your conclusions that the classification errors are not material.  Please amend your Form 10-K for the fiscal year ended January 5, 2008 to report these errors as a restatement.  In addition, please file an Item 4.02 Form 8-K.  Note that your determination of non-reliance on previously issued financial statements is an event that may not be reported in a concurrently filed periodic report in lieu of a separately filed Form 8-K.

At a meeting held on December 17, 2008, the Audit Committee reviewed the Commission’s comments and determined to amend the Form 10-K for the fiscal year ended January 5, 2008 and restate the financial statements contained therein to correct the classification errors. The Company will file an Item 4.02 Form 8-K on or before Tuesday, December 23, 2008.  The Company anticipates that it will file the Form 10-K/A in mid-to-late January 2009.

Thank you for your comments.  If you have any questions, please contact our counsel, Elizabeth A. Horwitz at (513) 852-6032, or me at (859) 586-0600, ext. 1838.

Sincerely,

/s/Craig J. Propst
Craig J. Propst
Chief Financial Officer and Treasurer

cc:           Elizabeth A. Horwitz, Esq., Wood & Lamping LLP
Sean Henaghan, BDO Seidman, LLP